EXHIBIT 12

The Chrysler Building 405 Lexington Avenue New York, NY 10174 212.973.0111 | 212-758-9526 Fax
Swidler Berlin Shereff Friedman, LLP	3000 K Street, NW, Suite 300 Washington, DC 20007 202.424.7500 | 202.424.7643 Fax
www.swidlaw.com

May 23, 2000

Merrill Lynch Global Utility Fund, Inc. 800 Scudders Mill Road Plainsboro, NJ 08536

Merrill Lynch Utility Income Fund, Inc. 800 Scudders Mill Road Plainsboro, NJ 08536

Dear Sirs:

We are acting as counsel to Merrill Lynch Global Utility Fund, Inc. (“Global Utility”), a Maryland corporation, in connection with the proposed transfer of substantially all of the assets of Merrill Lynch Utility Income Fund, Inc. (“Utility Income”) to Global Utility in exchange for shares of Global Utility (the “Shares”) and the assumption by Global Utility of substantially all of Utility Income’s liabilities, pursuant to an Agreement and Plan of Reorganization (the “Agreement”). The transactions contemplated by the Agreement are collectively referred to herein as the “Reorganization.”

In connection with the filing of the Registration Statement, you have requested our opinion regarding the federal income tax consequences of the Reorganization.

We have participated in the preparation of the Merrill Lynch Global Utility Fund, Inc. Registration Statement on Form N-14 (the “Registration Statement”) relating, among other things, to the Shares of Global Utility to be offered in exchange for the assets of Utility Income, and containing the Prospectus and Proxy Statement relating to the Reorganization (the “Prospectus”), filed with the Securities and Exchange Commission (the “Commission”) pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations of the Commission thereunder. In addition, in connection with rendering the

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opinions expressed herein, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such other documents, records and instruments as we have deemed necessary or appropriate for the purpose of rendering this opinion, including the form of the Agreement included as Exhibit 1 to the Prospectus.

In our examination of the foregoing documents, we have assumed the genuineness of all signatures, the authority of each signatory, the due execution and delivery of all documents by all parties, the authenticity of all agreements, documents, certificates and instruments submitted to us as originals, the conformity of the Agreement as executed and delivered by the parties with the form of the Agreement contained in the Prospectus, and the conformity with originals of all agreements, documents, certificates and instruments submitted to us as copies.

In rendering the opinions expressed herein, we have assumed that the transactions contemplated by the Agreement will be consummated in accordance therewith and as described in the Prospectus. As to other questions of fact material to this opinion, we have assumed, with your approval and without independent investigation or verification, that the following facts will be accurate and complete as of the consummation of the Reorganization (the “Closing Date”).

1. The fair market value of the Shares to be received by each Utility Income shareholder will be equal to the fair market value of the shares of Utility Income surrendered in exchange therefor upon the liquidation of Utility Income.

2. There will be no plan or intention by Utility Income to redeem its shares prior or incident to and as part of the Reorganization. For purposes of this assumption, shares of Utility Income required to be redeemed by Utility Income prior to the Reorganization and not as part of the Reorganization but in the ordinary course of its business as an open-end investment company pursuant to Section 22(e) of the Investment Company Act of 1940, as amended (the “ICA”), shall not be taken into account.

3. Pursuant to the Agreement, Utility Income will distribute in complete liquidation of Utility Income, the Shares of Global Utility received by Utility Income in the Reorganization.

4. The liabilities of Utility Income assumed by Global Utility pursuant to the Reorganization, plus the liabilities, if any, to which assets transferred pursuant to the Reorganization will be subject, constitute less than 20% of the total consideration for the Reorganization, all such liabilities will have been incurred by Utility Income in the ordinary course of its business, and Global Utility will pay no other consideration, except for the Shares, in connection with the Reorganization.

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5. All expenses incurred by Utility Income with respect to the Reorganization will be borne by Utility Income. Each shareholder of Utility Income will pay its respective share of the expenses, if any, incurred in connection with the Reorganization. Global Utility will pay the expenses, if any, incurred by it in connection with the Reorganization.

6. No intercorporate indebtedness will exist between Global Utility and Utility Income that was issued, acquired, or will be settled at a discount.

7. Utility Income will not own, directly or indirectly, nor will it have owned during the five years preceding the Closing Date, directly or indirectly, any stock of Global Utility.

8. The assets of Utility Income transferred to Global Utility will include all assets owned by Utility Income at fair market value on the Closing Date, subject to all known liabilities of Utility Income at such time.

9. In accordance with the terms of the Agreement, Utility Income will transfer all of its business and will transfer assets to Global Utility representing at least 90% of the fair market value of the net assets, and at least 70% of the fair market value of the gross assets, held by Utility Income immediately prior to the Reorganization. For purposes of this assumption, amounts paid by Utility Income to shareholders who receive cash or other property, amounts paid to dissenters, amounts used by Utility Income to pay its reorganization expenses and all redemptions and distributions (other than regular, normal redemptions and dividends) made by Utility Income immediately preceding the Reorganization will be included as assets of Utility Income held immediately prior to the Reorganization.

10. The fair market value of the assets of Utility Income transferred to Global Utility will equal or exceed the sum of liabilities assumed by Global Utility, plus the amount of liabilities, if any, to which the transferred assets will be subject.

11. Utility Income will not be under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Internal Revenue Code of 1986, as amended (the “Code”).

12. No cash will be paid to the shareholders of Utility Income in lieu of fractional Shares.

13. For federal income tax purposes, Utility Income will qualify as a regulated investment company (as defined in Code Section 851) and will have so qualified since its formation. The provisions of Code Sections 851 through 855 apply to Utility Income and will

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continue to apply through the Closing Date.

14. As of the Closing Date, Utility Income will have declared to its shareholders of record a dividend or dividends payable prior to closing, which together with all previous such dividends will have the effect of distributing all of Utility Income’s investment company taxable income plus the excess of its interest income, if any, excludable from gross income under Code Section 103(a) (including by virtue of prior Section 853(b)(5)(C) of the Code) over its deductions disallowed under Sections 265 and 171(a)(2) for the taxable year of Utility Income ending on the Closing Date and all its net capital gain realized in such taxable year.

15. Neither Global Utility nor any person related thereto within the meaning of Treasury Regulation Section 1.368-1(e) will have any plan or intention to reacquire any of the Shares of Global Utility issued in the Reorganization. For purposes of this assumption, Shares of Global Utility required to be redeemed by Global Utility not as part of the Reorganization but in the ordinary course of its business as an open-end investment company pursuant to Section 22(e) of the ICA shall not be taken into account.

16. Following the Reorganization, Global Utility will continue the historic business of Utility Income or use a significant portion of Utility Income’s historic business assets in its business.

17. Global Utility will not own, directly or indirectly, nor will it have owned during the five years preceding the Closing Date, directly or indirectly, any shares of Utility Income.

18. Global Utility will not be under the jurisdiction of a court in a Title 11 or similar case within the meaning of Code Section 368(a)(3)(A).

19. For federal income tax purposes, Global Utility will qualify as a regulated investment company (as defined in Code Section 851) and will have so qualified since its formation. The provisions of Code Sections 851 through 855 apply to Global Utility prior to the Reorganization and will continue to apply after the Closing Date.

20. No compensation received by any shareholder-employee of Utility Income will be separate consideration for the Reorganization; none of the Shares of Global Utility received by any shareholder-employee will be separate consideration for, or allocable to, any employment agreement; and any compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to other parties bargaining at arm’s length for similar services.

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We note that our opinion is expressly limited to the federal laws of the United States.

Based on the foregoing and subject to the assumptions and limitations set forth above and such examination of law as we have deemed necessary, it is our opinion that the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code. Based upon this conclusion, we are of the opinion that:

1.	Utility Income and Global Utility will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;
2.	Pursuant to Section 361 of the Code, no gain or loss will be recognized by Utility Income upon the transfer of substantially all of its assets to Global Utility in exchange solely for Shares of Global Utility as a result of the Reorganization and the assumption by Global Utility of substantially all of Utility Income’s liabilities, if any, or upon the distribution (whether actual or constructive) of the Shares of Global Utility in complete liquidation of Utility Income;
3.	Pursuant to Section 1032(a) of the Code, no gain or loss will be recognized by Global Utility upon its acquisition of Utility Income’s assets solely in exchange for Shares of Global Utility and the assumption by Global Utility of the liabilities of Utility Income;
4.	Pursuant to Section 362(b) of the Code, the basis of the assets of Utility Income acquired by Global Utility will be the same as the basis of such assets when held by Utility Income immediately prior to the Reorganization;
5.	Pursuant to Section 1223(2) of the Code, the holding period of the assets of Utility Income acquired by Global Utility will include the period during which such assets were held by Utility Income;
6.	Pursuant to Section 354(a)(1) of the Code, no gain or loss will be recognized by a shareholder of Utility Income upon the exchange of his or her shares of Utility Income solely for Shares of Global Utility, including fractional Shares, in liquidation of Utility Income;
7.	Pursuant to Section 358(a)(1) of the Code, the aggregate basis of the Shares of Global Utility received by former Utility Income shareholders will be the same as the basis of Utility Income shares surrendered in exchange therefor;

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8.	Pursuant to Section 1223(1) of the Code, the holding period for Shares of Global Utility received by each shareholder of Utility Income in exchange for his or her shares of Utility Income will include the period during which such shareholder held shares of Utility Income (provided Utility Income shares were held as capital assets on the date of the exchange); and
9.	The taxable year of Utility Income will end on the effective date of the Reorganization and pursuant to Section 381(a) of the Code and regulations thereunder, Global Utility will succeed to and take into account certain tax attributes of Utility Income, such as earnings and profits, capital loss carryovers and method of accounting.

The opinions expressed herein are based upon currently applicable statutes and regulations and existing judicial and administrative interpretations. We can provide no assurance that such statutes or regulations, or existing judicial or administrative interpretations thereof, will not be amended, revoked or modified (possibly prior to the Closing Date) in a manner which would affect our conclusions. Finally, we note that this opinion is solely for the benefit of the addressees hereof in connection with the transaction described herein and, except as otherwise provided herein, should not be referred to, used, relied upon or quoted (with or without specific reference to our firm) in any documents, reports, financial statements or otherwise, without our prior written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name and to any reference to our firm in the Registration Statement or in the Prospectus constituting part thereof. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Swidler Berlin Shereff Friedman, LLP

SBSF:JHN:JLS:RDB:CSB